UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                       File Number 0-31369
                       Amendment Number 3
                               to
                          FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              OneCap
          (Name of Small Business Issuers in its charter)


             Nevada                                88-0429535
(State of other jurisdiction of    (I.R.S. Employer Identification Number)
 incorporation or organization)


    5450 West Sahara Avenue, 2nd Floor                 89146
           Las Vegas, Nevada
(Address of principal executive offices)             (zip code)


Issuer's telephone number: (702) 948-8800


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 8,811,618 issued and outstanding as of September 20, 2000.


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                                TABLE OF CONTENTS

                                                                       Page

Part I                                                                    3

  Item 1.  Description of Business                                        3

  Item 2.  Management's Discussion and Analysis and Plan of Operation    16

  Item 3.  Description of Property                                       18

  Item 4.  Security Ownership of Management                              19

  Item 5.  Directors and Executive Officers                              20

  Item 6.  Executive Compensation                                        23

  Item 7.  Certain Relationships and Related Transactions                24

  Item 8.  Description of Securities                                     27


Part II                                                                  29

  Item 1.  Market Price of and Dividends on the Registrant's             29
           Common Equity and Related Stockholder Matters

  Item 2.  Legal Proceedings                                             30

  Item 3.  Changes in and Disagreements with Accountants                 30

  Item 4.  Recent Sales of Unregistered Securities                       30

  Item 5.  Indemnification of Directors and Officers                     32


Part F/S                                                                 33

  Item 1.  Financial Statements                                          34


Part III                                                                 44

  Item 1.  Index to Exhibits                                             44

           Signatures                                                    45


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                   Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2. Our ability to generate customer demand for our services;

  3. The intensity of competition; and

  4. General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

   We were formed as a Nevada Corporation on June 7, 1999 under the name OneCap. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing


/3/


legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or registered broker any aspect of our operations.

  We provide real estate and mortgage brokerage services to real estate owners, buyers, tenants and investors. Our goal is to service real estate transactions by providing:

  1.   Homebuyer and seller representation,

  2.   Land sales or purchases,

  3.   Commercial property sales or purchases,

  4.   Homeowner and commercial mortgages,

  5.   Construction loans,

  6.   Land loans,

  7.   Mezzanine financing,

  8.   Development loans and

  9.   Equity financing.

  We developed strategic alliances with local and regional companies to provide these services. We have alliances with wholesale mortgage lenders to broker mortgage loans. Brokering involves initiating and processing loan applications to be submitted to a wholesale lender for funding. The wholesaler underwrites, approves, closes and funds the loans based on lender-specific, Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Federal Housing Administration (FHA) and Veterans Administration (VA) guidelines. Examples of the companies we work with are:

  1.   Interfirst, a division of ABN AMRO Mortgage Group;

  2.   Fleet Mortgage Corporation;

  3.   Irwin Mortgage Corporation;

  4.   North American Mortgage Company; and

  5.   Greenpoint Mortgage Funding, Inc.

  Most of our initial revenues were derived from two related entities in which one of our shareholders, has ownership interests:

  1. Pacific Properties & Development, LLC, a developer of commercial properties and

  2.   Pacific Homes, a developer of residential property.

  Our CEO and Director, Mr. Steven D. Molasky, is the sole owner of Pacific Properties. Additionally, Pacific Homes is fifty percent owned by Mr. Steven Molasky with the remaining fifty percent owned by Mr. Alan Molasky, Mr. Steven Molasky's brother. Our affiliation to these companies provides an


/4/


immediate clientele base to market our services.  Both Pacific
Properties and Pacific Homes target their real estate projects in the Nevada market. We plan to focus our operations in Nevada and in other Southwest markets.

Agreements and Contracts

  We have entered into relationships with credit services, wholesale lenders and advertising media companies. An overview of the material terms of each contract is included in this section.
Please refer to each individual exhibit for the full terms and obligations associated with each agreement and contract.

  1. Credit services - We have entered into agreements to obtain credit information on prospective borrowers. Credit reports provide our wholesale lenders and us due diligence to determine the credit quality and financial background of the client requesting a mortgage. Our agreements are as follows:

  Exhibit 10a          Client Information Form/Agreement
                 with Factual Data of Nevada, signed April 18, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
Factual Data      Receive     OneCap pays market  OneCap must    Perpetual
 to provide       credit        rate fees for     comply with    Contract.
credit reports   reports as     credit reports    Fair Credit    No notice
 to OneCap        ordered        ordered ($47    Reporting Act  required to
                               per full report)                  terminate


  Exhibit 10b                          Service Agreement
               with Executive Reporting Services, signed September 15, 1999

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
ERS provides      Receive     OneCap pays market  OneCap must    Perpetual
credit reports    credit        rate fees for     comply with    Contract.
 to OneCap1      reports as     credit reports    Fair Credit    No notice
                  ordered        ordered ($65    Reporting Act  required to
                               per full report)                  terminate

Footnote  (1) reports to be used for real estate transactions only


  2. Mortgage brokering agreements - We have entered into agreements to originate mortgage loans for wholesale lenders. Under the agreements we prepare the paperwork and perform background checks on prospective borrowers. We then contact a lender, who will fund the mortgage. Our brokering agreements are as follows:


  Exhibit 10c                 Mortgage Broker Agreement
                with Fleet Mortgage Corporation, signed October 1, 1999

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
Underwrite,   All credits for    All ancillary  Loans must be    Perpetual
close, and     pricing above     fees charged   originated in    Contract.
fund loans     par and/or a      by lender in     accordance      30 day
              service release     addition to   with fed and      written
                 premium1        any costs for   state law       notice to
                               pricing below par                 terminate


/5/


    Exhibit 10d                      Broker Agreement
                       with Greenpoint Mortgage Funding, Inc., signed
                                    February 25, 2000


  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
Underwrite,   All credits for    All ancillary  Loans must be    Perpetual
close, and     pricing above     fees charged   originated in    Contract.
fund loans     par and/or a      by lender in     accordance      30 day
              service release     addition to   with fed and      written
                 premium1        any costs for   state law       notice to
                               pricing below par                 terminate


  Exhibit 10e                Wholesale Lending Agreement
                with Interfirst, a division of ABN Amro Mortgage Corp.,
                                signed October 8, 1999

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
Underwrite,   All credits for    All ancillary  Loans must be    Perpetual
close, and     pricing above     fees charged   originated in    Contract.
fund loans     par and/or a      by lender in     accordance      30 day
              service release     addition to   with fed and      written
                 premium1        any costs for   state law       notice to
                               pricing below par                 terminate


  Exhibit 10f                       Loan Broker Agreement
                with Irwin Mortgage Corporation, signed October 14, 1999

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
Underwrite,   All credits for    All ancillary  Loans must be    Perpetual
close, and     pricing above     fees charged   originated in    Contract.
fund loans     par and/or a      by lender in     accordance      30 day
              service release     addition to   with fed and      written
                 premium1        any costs for   state law       notice to
                               pricing below par                 terminate


  Exhibit 10g              Mortgage Broker Agreement
                  with North American Mortgage Company, signed
                                 March 3, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
Underwrite,   All credits for    All ancillary  Loans must be    Perpetual
close, and     pricing above     fees charged   originated in    Contract.
fund loans     par and/or a      by lender in     accordance      30 day
              service release     addition to   with fed and      written
                 premium1        any costs for   state law       notice to
                               pricing below par                 terminate

Footnote  (1) a service release premium is the amount paid by the lender for the value of the servicing rights to the loan.


  3. Advertising agreements - We advertise in print media, during television programs and on the Internet. We have engaged various publications and products to display our promotions on a recurring basis. We advertise with the following companies:


  Exhibit 10h                     Advertising Agreement
                   with "The House Detective", dated December 20, 1999

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
  TV show      Airtime every    $225 sponsorship  $225 paid     Start: Jan
opening and      other week    for every program  every week      8, 2000
  closing                        that airs our    in advance    Continues
ident. plus                       advertising     by OneCap    until either
  2.5 - 3                                       for scheduled   party cxls
minute seg.                                      advertising    with 2 week
every other                                                   written notice
   week


/6/


  Exhibit 10i                Advertising Agreement
                 with "The Home Show", dated February 10, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
3 channel TV    Airtime per     $1,030 per week     OneCap       Contract
airtime: 1)     schedule set    for 1 min spot    agrees to      runs from
 weekly 1       forth under     airing 7 times     purchase       2/12/00
 min spot         material       per week, and   both Realty       thru
(Financial)     obligations     $870 for 2 min        and        12/22/00.
& 2 min spot                     spot airing 7    Financial       30 days
(Realty); 2)                    times per week      spots         written
twice weekly                                       through       notice to
1 min spot                                         12/22/00      terminate
(Financial)
& 2 min spot
(Realty); 3)
5 times per
week 1
min spot
(Financial)
& 2 min spot
(Realty)


  Exhibit 10j                Advertising Agreement
                with "Here is Las Vegas", dated October 13, 1999

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
  Magazine    Advertising in    $3,162 for each    OneCap       Termination
 agrees to    winter/spring &   issue in which    agrees to        due in
  provide      summer/fall          OneCap         provide        writing
 four color    2000 issues        advertising    the ad lay-     within 72
 full-page                       is displayed    out in time      hours of
advertisements                                   for printing     contract
                                                                    date

  Exhibit 10k                Advertising Agreement
                  with "Southern Nevada Homes Magazine", dated
                                 April 5, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
 Contracted     One page of       $1,440 per       OneCap       Termination
  one page     advertisement     monthly issue    agrees to       must be
advertisement                                      provide        received
   in all                                        the ad lay-      prior to
monthly issues                                   out in time    that month's
distributed                                      for printing      space
from February                                                   reservation
to December                                                       deadline
   2000


    Exhibit 10l                  Advertising Agreement
                   with Las Vegas Chamber of Commerce Relocation Guide,
                                  dated May 22, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
  Magazine     Advertising in   $2,495 for each     OneCap        Contract
 agrees to    winter/spring &   issue in which    agrees to        is for
provide one      summer/fall        OneCap       provide the      year 2001
 four color      2001 issues     advertising      artwork by    Termination
 full-page                       is displayed    1/31/01 for   due in writing
advertisements                                       the          within 72
                                                winter/spring     hours of
                                                  printing &   contract date.
                                                   6/30/01        After 72
                                                  for the         hours but
                                                 summer/fall     before art
                                                  printing      deadine date
                                                                  requires
                                                                   25% of
                                                                 contracted
                                                                     fee


/7/


  Exhibit 10m                Advertising Agreement
                with "Homes and Living", dated February 9, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
  Magazine        Magazine        $1,675 for     Advertisement  Contract began
 agrees to      advertising         monthly        continues    February 2000
provide one       space in          magazine     automatically   and renews
 four color       magazine       advertising &   until written   every month.
 full-page       and direct       $1,440 for       notice is    60 day written
advertisements    mail map       monthly mail    received, or   notification
 in monthly        guide           map guide    a new contract    prior to
 magazine and                     advertising      is signed    publication
one four color                                                  required to
  half-page                                                      terminate
 advertisement                                                   contract
  in a direct
mail map guide


  4. Sub-Lease Agreements - We entered into a sub-lease agreement with Sierra Pacific Energy Corp. The sub-lease terms are as follows:


  Exhibit 10n                  Sublease Agreement
                 with Sierra Pacific Energy Corporation, dated
                                 April 18, 2000

  Material    Rights/Payments   Rights/Payments   Conditions    Termination
Obligations     Due OneCap      Due Other Party   to be Met     Provisions
-----------   ---------------   ---------------   ----------    -----------
  13,173      Right of quiet    $19,759.50 for   Normal lease    Agreement
   gross       enjoyment of       8/1/00 thru     provisions;     is from
square feet    premises, all    9/30/00; leased   premise to       7/8/00
 of office      utilities       $20,549.88 for    be used and      thru
space leased     included       10/1/00 thru     occupied for     1/31/03
               except power        9/30/01;         general       with an
                and phone       $21,340.26 for    office and      optional
                                10/1/01 thru    administrative    extension
                                   9/30/02;        purposes        period
                                $22,130.64 for                     ending
                                10/1/02 thru                      9/30/04
                                   9/30/03                       requiring
                                 (if extended                     written
                                 past 1/31/03                  notification
                                 contract end)                  by 7/3/02


S Corporation Status

  On November 5, 1999, we revoked our S election and elected not to have the pro rata allocation of S corporation items under the IRC Section 1362(e)(2) apply to the S termination year. Before November 5, 1999, we were treated as an S corporation for Federal income tax purposes. As an S corporation, we passed through the taxable income and losses to our shareholders each year as it was recognized, and thus we paid no corporate income tax.


/8/


  Our business involves the delivery of real estate and mortgage services and is sensitive to interest rate activity. Our success depends largely upon the effects of interest rates on real estate transactions. Significant rises in rates will generally cause a reduction in real estate and mortgage activity. Such a slow down in the real estate community will have a negative effect on our ability to broker real estate and mortgage transactions.

B.   Business of Issuer

  (1)  Principal services and principal markets

  We provide real estate and mortgage brokering services to the real estate community. Our clients can search for a property, sell a property, apply for a loan or ask for other related real estate services in a single location or via the Internet. There are two distinct divisions of OneCap: (1) real estate brokerage and (2) mortgage brokerage services.

  Real Estate Brokerage

  Our OneCap Realty division provides brokerage services for commercial and residential clients. We may market, buy or sell on behalf of our clients and ourselves the following types of properties:

  1.   Apartments;

  2.   Industrial, office and retail buildings;

  3.   Multi- and single-family residences;

  4.   Hotels and resorts; and

  5.   Undeveloped and developed land.

  We promote our services mainly by representing buyers and sellers in real estate transactions, which can be either new developments or existing products. By being involved in the sale, development and finance of various properties, we provide our customers with quality information, service and representation.

  When we receive a new brokerage engagement, we begin by assisting the client develop a sales strategy to maximize the sales proceeds. We consider the client's individual situation, including time parameters, sensitivity to publicity and cash flow needs. We also investigate and analyze the physical condition of the property, its cash flow and tenant characteristics, market rents and market dynamics within sub-markets and comparable transactions.

  We structure our brokerage commission rates to demonstrate confidence in our ability to sell the property at a reasonable price. For example, if we are expected to sell a property at or near a specified price, we might offer a commission rate that is comparable to or below the going market rate. However, if the seller would like us to sell the property at a price higher than specified, we may request a higher commission rate.

  Mortgage Brokerage

  Our loan originations focuses on two primary areas:
residential and commercial. The residential loan volume will be generated primarily from referrals from OneCap Realty and referrals from independent


/9/


brokers and realtors. We offer a wide range of mortgage programs through correspondent lender relationships. We are also an approved lender through the Housing and Urban Development Department and VA, and offer all types of FHA and VA financing. In addition to the traditional referral sources, we also attract customers via our website at www.onecap.com.

  The commercial volume includes referrals from affiliated companies, such as Pacific Properties, as well as originations through outside builders and developers. We have various relationships with banks, life insurance companies, large national lenders and investment banking companies. Once we have located the lender with the best pricing and terms for our client, we present the quote to the potential customer. This quote includes a 0.5%-2% fee to be payable by the borrower directly to us at the closing of the financing transaction. We do not have any specific agreements with any commercial lending institutions regarding pricing arrangements and fee payments; every transaction is quoted individually. Our loan products include land acquisition, construction lending, mezzanine loans and permanent loans. Although we have access to multiple loan programs, we expect to capitalize on our ability to provide niche products, such as high-leverage land acquisition loans and equity lending through strategic alliances with several investment banks.

  However, we have a limited operating history, and we face all of the risks inherent in the real estate industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to broker real estate and mortgage products and services, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  (2)  Distribution methods of our services

  Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing new financing products to satisfy client needs and attract new clients,

  2.   Bolstering our Internet presence,

  3.   Forming additional strategic alliances, and

  4.   Building our brand equity.

  Introducing New Financing Products to Satisfy Client Needs and
  Attract New Clients

  We believe that a gap exists in the market today for specific higher leverage loan services and products for commercial projects. Our goal is to introduce and market these services and products. We plan to combine traditional construction or permanent loans with mezzanine or equity loan products that produce higher leverage for the developer or owner of the property. Leverage is defined as the use of credit or borrowed funds to improve one's speculative capacity and increase the rate of return from an investment. Providing these packaged services and products will serve to both satisfy existing client needs and attract new clients. They will provide a variety of options for buyers and sellers, which should increase the likelihood of closing each potential transaction.

  Bolstering Our Internet Presence


/10/


  The Internet allows us to expand our geographical impact by reaching prospective customers and introducing greater efficiencies to the real estate and mortgage process. We are continuing to design and develop our website as a mechanism for the marketing and sale of real estate. Our website includes photographs of properties available for sale, real estate reports on each of those properties and an electronic loan application for residential and commercial loans.

  Forming Additional Strategic Alliances

  Our goals for pursuing strategic alliances entail forming correspondent or broker relationships with lenders who offer similar high leverage and other loan products as we do. This would allow our Company access to homebuilders and provide an avenue for recommending their buyers' use of our home mortgage division. We also plan to establish alliances with homebuilders for home contingency programs (in which we sell the current home a potential new home purchaser still owns).

  Our business relationship with a Las Vegas developer of commercial properties, Pacific Properties and Development LLC, provides us with an existing market for our services and the ability to expand our customer base. This company is one hundred percent owned by Mr. Steven Molasky, CEO of OneCap, however, OneCap does not pay any amounts of monies, directly or indirectly, back to Mr. Molasky or other related entities for referrals. Real estate and mortgage commercial brokerage services for Pacific Properties are provided at market rates.

  We also provide mortgage services to homebuyers who purchase homes from Pacific Homes, a related entity. The real estate brokerage and mortgage brokerage services that we provide to Pacific Homes and Pacific Properties, as affiliated clients, are on the same general terms and conditions as third party clients.

  We provide real estate brokerage services to Pacific Homes under a typical listing agreement. For each sale, we receive between 3-6% real estate commissions for our services, paid by Pacific Homes. Pacific Homes also refers its homebuyers, at the homebuyer's sole election, to our mortgage division to provide the financing for the homebuyer's new home purchase. Once an agreement is signed, we are paid a typical 1% loan origination fee from the homebuyer, and receive a customary overage revenue from the wholesale lender (the difference between the wholesale lender annual percentage rate and the retail annual percentage rate charged to the buyer), which usually equates to an additional 1.25% of the loan amount.

We will typically act as real estate broker for Pacific Properties in the purchase or sale of any commercial property for a customary commission fee, most often paid by the seller of the property. If Pacific Properties is the seller of the property, then they pay the fee. If Pacific Properties is the purchaser of the property, then most often the third party seller pays the fee. Typical commissions range from 0.75%-5%, depending on the size and complexity of the transaction. We also provide commercial mortgage services to Pacific Properties finding the best suitable financing for specific real estate projects. Pacific Properties will typically pay us an amount of 0.5%-1% of the funded loan amount for our procurement services. All of these terms are comparable to our normal and customary charges to outside third party clients.

  Building Our Brand Equity

  We believe that building awareness of the OneCap brand is important in expanding our customer base. We intend to aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.


/11/


  Our marketing efforts have consisted of television, print and Internet advertising. With appropriate networking, advertising and marketing, we plan to differentiate ourselves from the competition, and put our Company in a better position to generate increasing revenues. We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  (3)  Status of any announced new service

  As of December 31, 2000, we have:

  1.   Developed and implemented a business plan;

  2. Recruited and retained an appropriate management team and board of directors;

  3.   Attained capital from an equity offering;

  4.   Developed our corporate web site at www.onecap.com;

  5. Instituted a marketing campaign encompassing print, television and the Internet; and

  6. Entered into agreements with wholesale lenders to originate mortgage loans.

  We have commenced operations and have begun generating revenues. However, we expect our industry to become increasingly competitive, despite the growth expected in the market. We intend to compete by offering a wide range of products and services to commercial and residential real estate clients. Our goal is to ensure client satisfaction with our services and to develop strategic relationships to increase our service offerings.

  (4)  Industry background

  The most critical components of all real estate transactions are service, financing and comprehensive and reliable information. Property-specific information, accurate market information and providing timely financing needs translates to time and money for a client. Typically, each step in the buying or selling transaction requires several different service companies and takes an inordinate amount of the client's time searching for the right combination of services. Companies often have multiple real estate brokers and financing sources, which require an excessive amount of time to find the right lender or realtor for each specific request or transaction. A single project may require several different companies' involvement in the process of development. For example, when a builder wants to build an office building, the following steps must be performed:

  1.   A broker finds the land;

  2. A land lender finances the initial purchase and an equity lender finances what the land lender cannot;

  3. A development and construction lender must be found to take on the project;

  4. Another broker is needed to lease the office space as it is being built;

  5.   A permanent lender is found to finance the end-loan; and


/12/


  6.   Another broker may be selected to sell the building.

  Lenders and brokers are usually specific by transaction, which is time consuming, and a single source would save time and money.

  We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants, including national and regional:

  1.   Realty brokers,

  2.   Mortgage institutions and

  3.   Financial lending institutions.

  Some of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do.

  Our ability to compete depends in part on:

  1. Economic factors such as interest rates and the level of economic expansion;

  2. Our ability to attract, hire, develop and retain skilled personnel;

  3.   The level of real estate activity; and

  4. Our ability to market our real estate and mortgage brokering services to the real estate market.

  Failure to address these risks could make our business unprofitable.

  (6) Customers

  Our focus is on developing our brand recognition and a quality reputation in the market place. We will also convey the quality and wide range of services offered that is expected from professional representation on either the buyer's or seller's end of a real estate transaction.

  The current forms of advertising we currently use are:

  1. Our corporate website - We have developed a website for OneCap at www.onecap.com. The website features a mortgage calculator, resale listings, news and public relation stories.
     The web page may be eventually linked to many of the major search engines to increase attraction and website visits. Additionally an E-mail database has been established to link our web page to E-mail news that can be sent on a monthly basis to realtors, builders, banks and mortgage companies.

  2. Brochures describing buyers representation and our services - These brochures are included at our existing offices and are promoted internally with the on-site agent. Additional points of advertising may include rip-off racks at the chamber of commerce, malls and in the lobbies of several apartment communities currently managed by an affiliated entity, Molasky Pacific Management, partially owned and controlled by Mr. Steven D. Molasky.


/13/


  3. Our monthly newsletter - We have a monthly newsletter called
     "Las Vegas Real Estate Update" that is posted on our website.
     It is used to inform readers of our corporate development, growth and the services we provide. This letter will target market groups such as non-owner occupied residences, data source obtained from mall traffic and those wishing to subscribe and current or future clients. Visitors to our website are able to subscribe to receive our newsletter via regular mail.

  4. Signage - Residential and commercial signs are placed on listings handled by us and magnetic car plaques have been distributed to our agents. We believe this promotes our name through reach and frequency in the marketplace and further generates qualified clients.

  5. Regional print media - We have committed to advertising and marketing our services in various home buying and relocation guides that are distributed in Southern Nevada. These print magazines allow us to target families and individuals seeking to purchase a new or resale home in the Las Vegas community.

  6. Regional television media - We signed an agreement to advertise on the weekly regional television program, "The Home Show." The program airs locally in the Southern Nevada area. In addition, our agreement allows us to place a web link on the programs Internet site, www.lasvegashomeshow.com. This link takes visitors to our corporate web page, where they are able to learn about our services more in-depth.

  For the year ended June 30, 2000, we generated $854,900 of sales revenue. We anticipate that we will continue to derive the majority of our revenues from related entities under common control. Our business is dependent on revenues received from fees related to the services we provide our clients. If we fail to market our services and thereby attract new customers or maintain existing relationships, we will be unable to generate sufficient revenue to continue operations.

  (7)  Service Marks

  On September 16, 1999, we applied for new service marks with the Assistant Commissioner for Trademarks. As of December 11,
2000, our service mark application number 13630-0001 is pending.

  (8)  Regulation

  Our real estate operations are subject to various federal, state and local regulations in the U.S. We must have an officer licensed as a real estate broker or we must associate with a licensed broker in each state in which we provide our services. Each employee that performs certain brokerage functions in the State of Nevada must be a licensed real estate salesperson and she must work under the supervision of a broker licensed by that state. In addition to these licensing requirements, certain state governmental entities, such as the Nevada Department of Real Estate, regulates our brokerage operations by requiring our resident operative to be licensed.

  In various states, governmental entities license individual auctioneers and administer various regulations governing their activities and may require that auctioneers post bonds. We believe that we are in compliance with all material licensing and bonding requirements in the State of Nevada, in which auctioning licenses and bonds are required, and in which we are engaged in material auction activities.

  Our mortgage brokerage operations are subject to the rules and regulations of the FHA, VA, FNMA, FHLMC and Government National Mortgage Association with respect to originating and processing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish


/14/


underwriting guidelines
which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum interest rates. Moreover, lenders are subject to FNMA, FHA, FHLMC, GNMA and VA examinations at any time to assure compliance with the applicable regulations, policies and procedures. Our mortgage loan production activities are subject to the Truth-in-Lending Act and Regulation Z promulgated, thereunder. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. The Truth-in-Lending Act also guarantees consumers a three-day right to cancel certain credit transactions, including any refinance mortgage or junior mortgage loan on a consumer's primary residence. We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by lenders regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency. The Federal Real Estate Settlement Procedure Act imposes, among other things, limits on the amount of funds a borrower can be required to deposit with us in an escrow account for the payment of taxes, insurance premiums or other charges.
We have policies, procedures and systems in place to ensure compliance with RESPA.

  (9)  Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing real estate and mortgage brokering activities. We are not aware of any probable government regulations that may adversely affect our business.

  (12) Employees

  We presently have 10 full-time and no part-time employees.
Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

  The OneCap Real Estate Division has three full-time employees with licenses. Eric Bordenave has a Nevada real estate brokers license (#19412), and is the qualifying employee for the real estate division. Bob Greene has a Nevada broker/salesman real estate license (#34066), and Kristi Franzese has a Nevada salesman real estate license (#43688). The OneCap Mortgage Division has a mortgage company license (#MB00344), and Scott Lawrence is our qualifying employee for that license.

  We adopted a retirement savings plan for our employees under
Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. We will match 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.

  On July 27, 2000, we approved a stock option plan with the goal of motivating our employees. We have allocated up to 1,250,000 shares of common stock that may be granted under our stock option plan. The purchase price for the shares covered under each option will be no less than 100% of the fair market price per share of our stock on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option can be converted at no less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of September 20, 2000.


/15/


Item 2.     Management's Discussion and Analysis

A.   Management's Discussion and Analysis

  (1) For the year ended June 30, 2000, we have generated $854,900 in sales revenues and devoted our efforts primarily to developing our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to market and provide real estate and mortgage products and services. To fund fiscal 2001 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs through December 2001. With proceeds from the common stock offering made May 26, 2000 (see Part II Item 4. Recent Sale of Unregistered Securities) we expect to be able to fund our operational priorities set forth below. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our services or if we require more capital than we currently have;

  3. Our market is highly competitive; and

  4. We may experience difficulty in managing growth.

Our priorities for the next 12 months of operations are:

  1. Completing our relocation to our new corporate offices (This was completed on August 15, 2000. We moved to 5450 W. Sahara Ave., 2nd Floor, Las Vegas, NV 89146 a space consisting of +13,000 square feet. OneCap currently leases this space from Sierra Pacific Energy Company);

  2. Expand our clientele base and accounts through additional spending on marketing and advertising, our Internet site, personal and business contacts and print and television media;

  3. Modify our web site to allow secure mortgage applications to be completed electronically;

  4. Expand our commercial real estate division to include commercial property management and leasing activities;

  5. Enter the Spanish-speaking market through our bi-lingual loan officer;

  6. Developing further strategic relationships; and

  7. Increase the number of residential and commercial loan originators from two to five within the next six months, through active and aggressive interviewing and networking. We also plans on expanding our independent real estate agents as well, targeting 20 agents signed by year-end 2000, and 50 signed by mid 2001, again through active and aggressive interviewing and networking.

We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition.
  Additionally, intensified competition in the real estate market could force us out of business. If we require more capital, we may be required to raise additional capital via a public or private offering of


/16/


equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

(2) The following is a summary of our results of operations for the year ended June 30, 2000 and for the period June 7, 1999 to June 30, 1999.

             Year Ended June 30, 2000   Period Ended June 30, 1999
             ------------------------   --------------------------
Revenue1           $854,900 2                   $       -0-
Expenses           $968,000 3                   $    1,000
Net (loss)        $(113,100)                    $   (1,000)

  1 We anticipate fee rates charged to customers in future periods to be similar to those charged from 07/99 through 06/00.

  2 Each of the following transactions or group of related
    transactions accounted for more than 10% of revenues:
     1) Revenues generated include a non-recurring property acquisition project with PH LLC. We earned a total of $90,622 in gross revenue (real estate commissions) for the period of 6/30/99 - 6/30/00.
     2) We also assisted in the closing of a 16.65 acre, $3,783,500 land sale/purchase to a third party buyer, in which the seller was an affiliated entity, Lake Mead Horizon LLC. We earned a total commission of $104,046.
     3) We also assisted in obtaining a $22,550,000 loan for a related entity, Pacific Crest LP, which owns a 274 unit luxury apartment complex. We earned a total commission of $150,500.

  3   Net of interest income of $4,000.

  Although every real estate transaction or mortgage loan is specific by nature, and thus nonrecurring, we plan to continue expanding our client base and generating revenues through similar future transactions. We have every intention of expanding to a more outside, third party client base, and relying less heavily on revenues generated from our affiliated companies.

(3) The following is a summary of our revenues for the year ended June 30, 2000 quantifying the aggregate dollar amount of revenues earned from transactions involving affiliated versus nonaffiliated parties.

                                       Affiliated
                                       ----------

                           # of       Transaction     Average       Revenue
                       Transactions    Volume ($)   Revenue (%)    Earned ($)
                       ------------   -----------   -----------   ------------

Real Estate Commission       4          8,053,109       2.76         222,600

Mortgage Brokerage           9         41,732,000        .80         333,700
                       ------------   -----------                 ------------
                            13         49,785,109                    556,300


                           Affiliated Referrals (Pacific Homes)1
                           -------------------------------------

Mortgage Brokerage          61          7,060,302       2.16         152,485


/17/


                                     Non-Affiliated
                                     --------------

Real Estate Commission       9          3,437,972       3.34         114,853

Mortgage Brokerage          11          1,115,389       2.80          31,262
                       ------------   -----------                 ------------
                            20          4,553,361                    146,115
          Total             94         61,398,772       1.39         854,900
                       ============   ===========                 ============

  1   These transactions were independent homebuyers who
  purchased a new home from our affiliated entity, Pacific Homes, and decided to use us as their Mortgage Company. None of the revenues were received from Pacific Homes nor did Pacific Homes obtain any referral fees. Pacific Homes only referred these individuals to our mortgage division.

Discussion of Payments Between Pacific Homes/Pacific Properties and Related Entities

During the year ended June 30, 2000, we had total fee revenue of $556,300 earned and paid from $49,785,109 in transaction volume from 13 related party transactions. This fee revenue accounted for approximately 65% of our total revenue for the fiscal year. The largest three of these 13 transactions accounted for $325,600 or 38% of the total revenue for the fiscal year. We also paid an affiliated company, Pacific Properties, for accounting services and computer systems support. This resulted in total costs amounting to $10,000 for the year. Pacific Properties provides all of our computer hardware, software, Internet and personnel support; human resources support; accounts payable processing and financial statement preparation.

During the quarter ending September 30, 2000, we had total fee revenue of $164,850 earned and paid from $8,642,543 in transaction volume from three related party transactions. This fee revenue accounted for approximately 10% of our total revenue for the quarter. The largest transaction of the three related party transactions for the quarter accounted for $151,250 or 9% of total revenues for the quarter. We also paid Pacific Properties for accounting services and computer systems support. This resulted in a total cost of $6,000 for the quarter. We leased 50% of our office space (6,500 square feet of a total 13,100 square feet) to Pacific Properties during the quarter, and Pacific Properties paid us $19,800 during the quarter for the use of this space.

During the quarter ending December 31, 2000, we had total fee revenue of $252,154 earned and paid from $33,844,364 in transaction volume from three related party transactions. This fee revenue accounted for approximately 77% of our total revenue for the quarter. The largest two transactions of the three related party transactions for the quarter accounted for $233,735 or 71% of total revenues for the quarter. We also paid Pacific Properties for accounting services and computer systems support. This resulted in a total cost of $6,000 for the quarter. We leased 50% of our office space (6,500 square feet of a total 13,100 square feet) to Pacific Properties during the quarter, and Pacific Properties paid us $30,888 during the quarter for the use of this space. Please see the tables located under Item 7. Certain Relationships and Related Transactions for more specific information relating to each of our related party transactions since inception.

Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 5450 West Sahara Avenue, 2nd Floor, Las Vegas, NV 89146. These new facilities will allow for our future expansion and growth. On July 9, 2000, we entered


/18/


into a lease agreement for approximately 13,173 square feet of office space, ending January 31, 2003 with an option to renew for 20 months. The lease payments will total $19,800 per month with 4% annual increases each year on October 1.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of September 20, 2000
certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2. Each of our directors and executive officers and

  3. All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                                                         Percentage of Shares
    Name and Address      Shares Beneficially Owned           Outstanding
    ----------------      -------------------------      --------------------

   Steven D. Molasky              5,000,000                      56.74%
5450 West Sahara Avenue
2nd Floor
Las Vegas, Nevada 89146

   Vincent W. Hesser              1,937,500                      21.99%
5450 West Sahara Avenue
2nd Floor
Las Vegas, Nevada 89146

    Eric Bordenave                   40,000                       0.45%
5450 West Sahara Avenue
2nd Floor
Las Vegas, Nevada 89146

    Scott Lawrence                    4,000                        NMF1
5450 West Sahara Avenue
2nd Floor
Las Vegas, Nevada 89146

Total ownership by our            6,981,500                      79.23%
officers and directors
(four individuals)

       1.   Represents a percentage of less than 0.01%.

B.   Persons Sharing Ownership of Control of Shares

  No person other than Steven D. Molasky and Vincent W. Hesser owns or shares the power to vote 5% or more of our securities.


/19/


Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

      Name             Age               Position                Appointed
      ----             ---               --------                ---------
  Steven D. Molasky     48       CEO, Secretary, Treasurer     July 1, 1999
                                       and Director

  Vincent W. Hesser     34      President, COO and Director    July 1, 1999

   Scott Lawrence       40            Vice President -         June 7, 1999
                                    Mortgage Operations

   Eric Bordenave       38            Vice President,          May 15, 2000
                                     Corporate Broker

B.   Work Experience

  Steven D. Molasky, Chief Executive Officer, Secretary,
Treasurer and Director - Mr. Molasky has experience in the real estate development business dating back to the late 1960's.
Through his various companies, including Pacific Homes and Pacific Properties, Mr. Molasky has developed:

  1. Homes and condominiums for sale;

  2. Apartment complexes;

  3. Distribution and industrial product;

  4. Master-planned communities;

  5. Retail shopping centers; and

  6  High rise office buildings.

  Mr. Molasky specializes in real estate financing, having nurtured and developed long-term relationships within the industry. Included in this group are:

  1. Prudential Real Estate,

  2. Long Term Credit Bank of Japan,

  3. Northwestern Mutual Life Insurance Company,

  4. Teachers Insurance and Annuity Association,

  5. Bank One, and


/20/


  6. Nomura Asset Capital Corporation and Capital Company of America.

Also included are liaisons with local and regional financial institutions.

  Having a strong sense of community, Mr. Molasky has:

  1. Served as a founding member and past chairman of the Nevada
     Institute for Contemporary Art;

  2. Been appointed by the Clark County Commission as a director and board member of the McCarran Arts Advisory Council; and

  3. Was appointed by the Nevada Legislature as a board member of the Nevada Nuclear Projects Commission.

  Mr. Molasky also serves as a trustee/director of the University of Nevada, Las Vegas Foundation and is a member of the Young President's Organization. An overview of Mr. Molasky's employment history for at least the last five years is as follows:

Employment Dates     Title         Duties      Entity     Entity Activity
----------------   ---------     ----------   --------   -----------------
 07/99 - Present  CEO/Chairman/   Oversee      OneCap       Real Estate
                   Secretary/     entire                     Realty &
                   Treasurer      company                    Mortgage

 02/85 - Present   President/     Oversee     Pacific      Real Estate
                      CEO         entire     Properties   Development of
                                  company                   commercial
                                                            properties

 01/93 - Present   President/     Oversee     Pacific      Real Estate
                      CEO         entire       Homes      Development of
                                  company                   new homes


  Vincent W. Hesser, President, Chief Operating Officer and
Director - Mr. Hesser's areas of responsibility includes

  1. Coordinating the development of corporate policies, goals and objectives relative to company operations;

  2.   Lender and investor relations; and

  3.   Financial performance and growth.

  Mr. Hesser oversees the daily company operations and business affairs to ensure that business objectives are achieved. During his tenure as a finance executive at Pacific Properties from 1992 to Present, Mr. Hesser has obtained project equity and debt financing for real estate projects, and he has overseen the build-out of housing, apartment and commercial real estate projects.

  Mr. Hesser began his career at PriMerit Bank, which was subsequently purchased by Norwest, which was in turn acquired by Wells Fargo, in Las Vegas, Nevada. He was responsible for analyzing, evaluating and reporting on real estate joint ventures throughout the southwestern United States, with real estate and development companies. He also assisted the bank in their reviews with the Office of Thrift Supervision and Federal Deposit Insurance Corporation in relation to those investments.


/21/


  Mr. Hesser is a graduate of Southern Utah University and earned his Master of Accountancy degree, summa cum laude and with high distinction. He has obtained his CPA Certificate and also holds a general contractors license in the State of Nevada. An overview of Mr. Hesser's employment history for at least the last five years is as follows:

Employment Dates     Title         Duties      Entity     Entity Activity
----------------   ---------     ----------   --------   -----------------
 07/99 - Present   President      Oversee      OneCap       Real Estate
                                  entire                     Realty &
                                  company                    Mortgage
                                operations

 11/97 - Present     Chief        Oversee      Pacific      Real Estate
                   Operating       daily      Properties    Development
                    Officer       company
                                operations

 01/97 - 11/97       VP of        Oversee      Pacific      Real Estate
                    Finance     accounting    Properties/   Development
                               and finance    Pacific
                               departments     Homes

 03/94 - 01/97     Financial      Oversee      Pacific      Real Estate
                   Director       finance     Properties/   Development
                                department    Pacific
                                               Homes


 06/92 - 03/94  Sr. Financial  Analyze and     Pacific      Real Estate
                   Analyst        track       Properties/   Development
                                financial     Pacific
                               investments      Homes

 04/91 - 06/92   Real Estate   Investment      Primerit        Banker/
                 Investment    analysis of   aka Norwest       Lender
                   Analyst    joint venture   aka  Wells
                                 equity         Fargo
                              investments

 07/90 - 03/91  Accountant II  Accounting      Primerit        Banker/
                               for joint     aka Norwest       Lender
                             venture equity   aka  Wells
                              investments       Fargo


  Scott Lawrence, Vice President - Mortgage Operations - With over 16 years of mortgage lending experience, specializing in new home financing, Mr. Lawrence brings knowledge of mortgage financing. He created and managed the mortgage operations and an interest rate-hedging program for Falcon Development, a developer in Las Vegas and Denver.

  In 1996, Mr. Lawrence worked on creating the mortgage subsidiary for Beazer Homes, consulted with builders, such as Trinity Homes, Zaring Homes, Oriole Homes and Weitzer Homes, on strategies for mortgage origination's, as well as retro-fitting the mortgage operations for a homebuilder in Las Vegas. Subsequently, Mr. Lawrence took a position with Pacific Homes Financial in late 1996. In addition to the end-loan financing that Pacific Homes Financial previously provided, Mr. Lawrence has created several strategic alliances with various capital sources to provide purchasing, development, construction and permanent financing for the various multi-family and commercial projects that Pacific Properties & Development, LLC, develops in various markets.

Prior to coming to Las Vegas in 1994, Mr. Lawrence worked with a consulting firm, Builders Funding Corp., setting up and managing builder owned mortgage companies. Mr. Lawrence worked for this company from April 1993 to May of 1994 as a Sr. Vice President. At Builders Funding Corp. he assisted tract homebuilders in creating their own mortgage company subsidiaries. Mr. Lawrence worked with the initial staffing of the offices, interfacing with lenders, and was responsible for the overall profitability of the different companies. (See the table below). Mr. Lawrence graduated with a Bachelor of Science degree in Marketing Management from New England College in Henniker, New Hampshire in 1981. An overview of Mr. Lawrence's employment history for at least the last five years is as follows:


/22/


Employment Dates     Title         Duties      Entity     Entity Activity
----------------   ---------     ----------   --------   -----------------
 07/99 - Present     Vice         Oversee      OneCap       Real Estate
                   President    Mortgage Co.              Mortgage Broker
                                Operations

 04/98 - 06/99       Vice         Oversee      Pacific      Real Estate
                   President    Mortgage Co.    Homes     Mortgage Broker
                                Operations    Financial

 07/96 - 03/98     President       Owner       Builder      Real Estate
                                              Services      Consulting
                                               Group

 02/96 - 06/96     Sr. Vice       Mortgage   Homebuilders   Real Estate
                   President  Company Set-up/  Financial    Consulting
                                Management     Network*

 05/94 - 01/96     Division       Oversee      Falcon       Real Estate
                   President     Financial   Development     Developer
                                 Services       Corp.
                                 Division

 04/93 - 05/94     Sr. Vice       Mortgage     Builders      Mortgage
                   President  Company Set-up/  Funding       Company
                                 Management      Corp.    Consulting Firm

*Mr. Lawrence worked for Homebuilders Financial Network from 02/96 to 06/96 as Sr. Vice President. As an employee of this corporation his consulting services were used to set up and manage builder owned mortgage companies, developing turnkey mortgage operations for production homebuilders. Beazer used these services by engaging Homebuilders Financial Network.


  Eric Bordenave, Vice President and Corporate Broker

  Mr. Bordenave was employed with the City of Las Vegas, Office of Business Development as a Senior Project Development Officer from 12/94 - 05/00, prior to joining OneCap. Mr. Bordenave worked under the direction of the City Manager's Office and directly with the Director of OBD. Mr. Bordenave's duties included project evaluation, financial analysis, acquiring and developing property for the City's Redevelopment Agency, the Las Vegas Technology Center and Las Vegas Enterprise business parks, community centers and golf courses.

  Mr. Bordenave was also responsible as senior project officer for several special projects for the City manager where he was the liaison between the City and commercial developers to negotiate, coordinate and implement city contracts and walk the development through the maze of city departments such as, City Attorney's Office, Building and Planning Departments, Public Works and Leisure Services (Parks) and business licensing. Mr. Bordenave worked directly with companies looking to expand or relocate their business operations to the City of Las Vegas including international companies from Pacific Rim countries. Also during his employ with the City of Las Vegas, Mr. Bordenave maintained his real estate license as an independent contractor with two real estate companies during that time period. Cornerstone Company 07/90 - 04/97, and Commercial West Realty Advisors 04/97 - 06/00.

  Mr. Bordenave is a graduate of the University of Nevada, Las
Vegas and holds a Bachelor of Science in Business Administration with a major in Business Management. He currently is the qualifying real estate broker for OneCap.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers


/23/


  We continue to have discussions with our attorneys to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers to date regarding any potential terms of these agreements, nor have such terms been determined with any specificity. No arrangements have been made in advance of these signed agreements. We plan to have these agreements completed by the end of third quarter. Messrs. Scott Lawrence and Eric Bordenave have been drawing salaries since they were appointed to their positions.

                      Capacities in which      Time Spent on       Annual
       Name        Remuneration was Recorded  OneCap Business   Compensation
       ----        -------------------------  ---------------   ------------
Steven D. Molasky  CEO, Secretary, Treasurer         20%      Incentive Basis1
                         and Director

Vincent W. Hesser     President, COO and             50%      Incentive Basis1
                           Director

 Scott Lawrence         Vice President -            100%            $125,000
                      Mortgage Operations

 Eric Bordenave         Vice President,             100%             $90,000
                       Corporate Broker

  1. Certain executives have deferred payment of salaries based on our cash flow and financial performance. Messieurs Steven D. Molasky and Vincent W. Hesser are compensated on a cash incentive basis, based on performance. This incentive is 12.5% of our net revenues, dispersed on a monthly basis, which will be split equally between the two individuals.

Stock Option Plan

  On July 27, 2000, we approved a stock option plan. The plan allocated up to 1,250,000 shares of common stock that may be granted. The purchase price for the shares covered under each option may be no less than 100% of the market price per share on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option cannot be converted at less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of August 10, 2000.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from June 7, 1999 to September 20, 2000, for service provided as a director.

Item 7.     Certain Relationships and Related Transactions

  There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Promoters

     Our promoters are the founders, Steven Molasky and Vincent
Hesser. To date, neither Mr. Molasky nor Mr. Hesser have received any remuneration in the form of cash, stock, options, contracts or


/24/


property, either directly or indirectly, from OneCap. Further, there will be no cash, stock options, contracts or property, either directly or indirectly, received by Mr. Molasky or Mr. Hesser from OneCap in the foreseeable future. Finally, Mr. Molasky contributed net assets totaling $19,600, which consisted of $15,500 in furniture and equipment, $3,200 in accounts receivable, $200 in petty cash, and $700 in intercompany receivables. Our independent auditors, Bradshaw, Smith & Co., LLP, arrived at these valuations using generally accepted accounting principals (GAAP). The promoter in question did not acquire these assets within two years prior to their transfer to the issuer.

Conflict of Interest Policy

     We act as a service company to our affiliated companies, and obtain a standard commission or fee for doing so. In the event of potential conflicts of interest we have developed the following policy:

    1. Payment of fair and appropriate fees to us for services rendered. Any transaction that results or will result in the payment of fees, commissions, incentives, or any type of consideration whatsoever from or to us by any related party company, any individual employed by, or any independent contractor needs to be approved by our President before entering into any such transaction. This policy is not written to be all-inclusive, and any transaction that might fall under this policy should be brought to the attention of our President before the fact for clarification on how it will be handled. The transactions that fall under this policy include:

       1) Any real estate commission listing agreement with OneCap and a related party company to sell a company owned real property.
       2) Any real estate commission listing agreement with OneCap and an employee of a related party company to sell an employee owned real property.
       3) Any real estate commission listing agreement with OneCap and an independent contractor with a related party company to sell his or her real property.
       4) Any real estate agreement with a related party company to purchase any real property in which OneCap acts as buyer agent.
       5) Any real estate agreement with an employee of a related party company to purchase any real property in which OneCap acts as buyer agent.
       6) Any real estate agreement with an independent contractor with a related party company to purchase any real property in which OneCap acts as buyer agent.
       7) Any other real estate transaction in which OneCap represents either as a buyer or seller agent, or principal, any related party in the sale, purchase, or lease of any real property.
       8) Any transaction in which OneCap brokers any mortgage loan or any type of financing for an employee, independent contractor, or related parties of OneCap.
       9) Any services or work performed by OneCap or its employees at the request of any related party.
       10)Any payments or agreements for payment made to or from OneCap and any related party, employees, or independent contractors.

          Any questions regarding this policy should be referred to our President for clarification.

     2.Referral Fees paid out to brokers. We have a strict policy regarding payments of referral fees to brokers for loan or real estate transactions. All brokers must have a valid state license for the type of transaction they are submitting, and we will not pay any referral fees to an affiliated company, or the sponsors of said company, for any business or clients that are referred to us.


/25/


Related Party Transactions

     The following tables outline the related party transactions we have engaged in since inception:

Year Ended 6/30/00

 Payment Transaction  Average  Transaction                         Transaction
 Amount    Volume    Revenue %    Type        Details      Entity     Dates
 ------- ----------- --------- -----------   ---------    -------- -----------
$104,025  $3,783,500    2.75%  Real Estate    OneCap      Lake Mead     8/99
                               Commission   represented  Horizon LLC
                                           the seller in
                                            the sale of
                                            16 acres of
                                              land at
                                           Maryland Pkwy
                                             and Seven
                                             Hills Dr.

$150,500 $22,550,000    0.67%   Mortgage  OneCap procured  Pacific     10/99
                                 Broker      a mortgage   Crest LLC
                                  Fee        loan for a
                                           related entity

 $22,000  $2,200,000    1.00%   Mortgage  OneCap procured  Pacific     10/99
                                 Broker      a mortgage   Properties
                                  Fee        loan for a
                                           related entity

 $21,000  $2,100,000    1.00%   Mortgage  OneCap procured  Stephanie   11/99
                                 Broker      a land loan  Wigwam LLC
                                  Fee      for a related
                                               entity

  $6,800    $680,000    1.00%   Mortgage  OneCap procured  Stephanie   11/99
                                 Broker     a land loan   Wigwam LLC
                                  Fee      for a related
                                               entity

 $71,075  $2,369,609    3.00%    Real         OneCap       Stephanie   11/99
                                Estate    represented the Wigwam LLC
                              Commission   seller in the
                                            sale of land
                                          at Stephanie Dr
                                             and Wigwam

 $37,500  $2,500,000    1.50%   Mortgage  OneCap procured  Lake Mead   12/99
                                 Broker     a land loan     Horizon
                                  Fee      for a related      LLC
                                               entity

 $17,850  $3,897,000    0.46%   Mortgage  OneCap procured  Lake Mead    1/00
                                 Broker    a land loan      Horizon
                                  Fee     for a related       LLC
                                              entity

 $34,750  $3,475,000    1.00%   Mortgage  OneCap procured  Lake Mead    1/00
                                 Broker     a land loan     Horizon
                                  Fee      for a related      LLC
                                              entity

 $23,750    $950,000    2.50%    Real         OneCap       Lake Mead    2/00
                                Estate    represented the   Horizon
                              Commission   seller in the      LLC
                                           sale of 2.75
                                           acres of land
                                          at Horizon and
                                          Seven Hills Dr.

 $23,750    $950,000    2.50%    Real         OneCap       Lake Mead    2/00
                                Estate    represented the   Horizon
                              Commission   seller in the      LLC
                                           sale of 2.75
                                           acres of land
                                          at Horizon and
                                          Seven Hills Dr.

 $21,650  $2,165,000    1.00%   Mortgage  OneCap procured  Lake Mead    5/00
                                 Broker     a land loan     Horizon
                                  Fee      for a related      LLC
                                              entity

 $21,650  $2,165,000    1.00%   Mortgage  OneCap procured  Lake Mead    5/00
--------  ----------             Broker     a land loan     Horizon
                                  Fee      for a related      LLC
                                              entity

$556,300 $49,785,109    1.12%            Total Related Party Revenues
======== =========== ========

($10,000)    N/a         N/a    Services    OneCap paid    Pacific      9/99-
  paid                          rendered      Pacific     Properties    6/00
                                  by a      Properties       LLC
                                 related      LLC for
                                company     accounting
                               to OneCap      and MIS
                                          support services


Quarter Ended 9/30/00

 Payment Transaction  Average  Transaction                         Transaction
 Amount    Volume    Revenue %    Type        Details      Entity     Dates
 ------- ----------- --------- -----------   ---------    -------- -----------
$151,250  $8,011,820    1.89%     Real        OneCap      Lake Mead     7/00
                                 Estate   represented the  Horizon
                               Commission  seller in the     LLC
                                         sale of 16 acres
                                            of land at
                                           Jeffries and
                                         Lake Mead Drive

 $13,600    $630,723    2.16%     Real        OneCap       OneCap       9/00
-------- -----------             Estate    represented
                               Commission  itself in the
                                           sublease it
                                          entered into at
                                         5450 West Sahara
                                              Avenue

$164,850  $8,642,543    1.91%             Total Related Party Revenues
======== =========== ========


/26/


($6,000)     N/a         N/a    Services   OneCap paid     Pacific      7/00-
  paid                          rendered      Pacific     Properties    9/00
                                  by a      Properties       LLC
                                 related     LLC for
                                 company    accounting
                                             and MIS
                                         support services

 $19,800     N/a         N/a    Sublease OneCap subleases  Pacific      8/00-
                               by OneCap   some of its    Properties    9/00
                               to Pacific existing space     LLC
                               Properties  to a related
                                  LLC     company at the
                                         same lease terms
                                           provided to
                                             OneCap


Quarter Ended 12/31/00

 Payment Transaction  Average  Transaction                         Transaction
 Amount    Volume    Revenue %    Type        Details      Entity     Dates
 ------- ----------- --------- -----------   ---------    -------- -----------
$144,375 $28,875,000     .50%   Mortgage  OneCap procured Lake Mead    10/00
                                 Broker    a construction  Horizon
                                  Fee       loan for a   Apartments
                                          related entity     LLC

 $89,360  $4,468,500    2.00%  Real Estate    OneCap      Lake Mead    10/00
                               Commissions  represented  Horizon LLC
                                           the seller, a
                                          related party,
                                          in the sale of
                                            25 acres of
                                              land at
                                           Maryland Pkwy
                                             and Seven
                                             Hills Dr.

 $18,419    $501,364    3.67%  Real Estate  OneCap obtained  Pacific   11/00-
                               Commissions     listing        Homes    12/00
                                            agreements and
                                               sold 5
                                              homes for
                                            Pacific Homes

$252,154 $33,844,364   0.75%          Total Related Party Revenues
======== =========== =======

($6,000)     N/a         N/a    Services   OneCap paid     Pacific     10/00-
  paid                          rendered      Pacific     Properties   12/00
                                  by a      Properties       LLC
                                 related     LLC for
                                 company    accounting
                                             and MIS
                                         support services

 $30,888     N/a         N/a    Sublease OneCap subleases  Pacific     10/00-
                               by OneCap   some of its    Properties   12/00
                                          existing space     LLC
                                           to a related
                                          company at the
                                         same lease terms
                                           provided to
                                             OneCap


Item 8.     Description of Securities

   Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of September 20, 2000, we had 8,811,618 shares of common stock outstanding. To date, we have
not issued preferred stock.   The following summary about certain
provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

       As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e)  your shares are fully paid and non-assessable.
       Additionally, there is no cumulative voting for the election of directors.


/27/


Preferred Stock

     Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to OneCap. Section
78.438 of the Nevada law prohibits us from merging with or selling OneCap or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the OneCap shares, unless the transaction is approved by OneCap's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of OneCap.


/28/


                             Part II

Item 1.     Market Price of and Dividends on the Registrant's
Common Equity and Related Stockholder Matters

A.    Market Information

  There is no current market for our common equity. Additionally, our common equity is not subject to outstanding options or warrants to purchase, or securities convertible into, common equity. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

  There are currently approximately 1,659,200 shares of our common stock which are freely tradable and which are held of record by approximately 138 people. The remaining 7,152,418 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

  In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

  As of September 20, 2000, we had approximately 141 stockholders of record.

D.     Reports to Shareholders

  We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

E.     Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos,
Suite D, Las Vegas, Nevada 89120, (702)-361-3033.


/29/


Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The purchaser of the common stock is an accredited investor. Further, as one of the founders of OneCap, he had full and complete access to all of OneCap's corporate records and information. No underwriting discounts or commissions were paid in this offering.

  On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issued in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The purchaser of the common stock is an accredited investor. Further, as one of the founders of OneCap, he had full and complete access to all of OneCap's corporate records and information.

  On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the May 2000 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the May 2000 offering:

     a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

     1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
     2. an investment company; or
     3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

     Facts: At the time of the May 2000 offering, we were not subject to the reporting requirements of section 13 or section
15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the May 2000 offering, considered to be an investment company. Finally, since inception, we have


/30/


pursued a specific business plan of providing real estate and mortgage brokerage services to real estate owners, buyers, tenants and investors, and continue to do so.

     b.  Conditions to be met.

1.  General Conditions.  To qualify for exemption under this Rule
504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

     i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;
     ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or
     iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

     Facts: On March 20, 2000, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On May 26, 2000, we completed a public offering of shares of our common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,499,200 shares of Common Stock to approximately 130 unaffiliated shareholders of record, none of whom were or are officers or directors of ours, as well as 160,000 shares of Common Stock to approximately eight affiliated shareholders of record. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

     2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

     Facts: The aggregate offering price for the May 2000 offering was $500,000, of which approximately $414,800 was raised in the offering.

  On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. The issuance of shares represented payment to a consulting company for facilitating the preparation of the documentation necessary to become a publicly traded company. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The consulting company is a sophisticated purchaser. They were provided full and complete access to our corporate records, as they assisted us in preparing our offering documentation. No brokers or dealers were involved in this transaction and no discounts or commissions were paid.


/31/


Item 5.     Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful (see Exhibit 3b. Bylaws of the Company Article VII Indemnification of Officers, Directors, Employees and Agents: Insurance).


/32/


                             Part F/S

Item 1. Financial Statements


      The  following documents  are  filed as part of this report:


      OneCap                                                      Page


      Report of Bradshaw, Smith & Co., LLP                         34

      Balance sheet                                                35

      Statements of operations                                     36

      Statements of changes in stockholder's equity                37

      Statements of cash flows                                     38

      Notes to financial statements                              39 - 43


/33/


                  INDEPENDENT AUDITORS' REPORT
                  ----------------------------


Board of Directors
OneCap
Las Vegas, Nevada


We have audited the accompanying balance sheet of OneCap as of June 30, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from June 7, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneCap as of June 30, 2000, and the results of its operations and its cash flows for the year then ended and for the period from June 7, 1999 (inception) to June 30, 1999 in conformity with generally accepted accounting principles.




/s/ Bradshaw, Smith & Co., LLP



September 15, 2000


/34/


OneCap

BALANCE SHEET

JUNE 30, 2000


ASSETS

Current assets:
  Cash                                                                $492,200
  Accounts receivable (net of allowance for doubtful accounts of $-0-)   1,200
  Income tax receivable                                                  1,900
                                                                       -------
       Total current assets                                            495,300
Property and equipment (Note 3)                                         31,300
                                                                       -------
                                                                      $526,600
                                                                       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and other liabilities                              $101,400
                                                                       -------
       Total current liabilities                                       101,400
                                                                       -------
Commitments and contingencies (Note 4)                                      --

Stockholders' equity (Note 5):
  Preferred stock, $.001 par value; 5,000,000 shares authorized,            --
    no shares issued and outstanding
  Common stock, $.001 par value; 20,000,000 shares authorized,           8,800
    8,811,618 shares issued and outstanding
  Additional paid-in capital                                           530,500
  Accumulated deficit                                                (114,100)
                                                                      --------
                                                                       425,200
                                                                      $526,600
                                                                      ========








 The Notes to Financial Statements are an integral part of these statements


/35/


OneCap

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999



                                                     Year         Period
                                                     Ended         Ended
                                                June 30, 2000  June 30, 1999
                                                -------------  -------------
Revenues:
  Loan fees and commissions                     $     298,600  $          --
    Loan fee and commission revenue,                  556,300
    related parties (Note 2)
    Commission expense                               (94,300)
                                                -------------  -------------
                                                      760,600             --
                                                -------------  -------------
Expenses:
  General and administrative expenses                 865,800          1,000
  (Notes 2 and 5)
  Depreciation and amortization expense                 8,200             --
                                                -------------  -------------
                                                      874,000          1,000
                                                -------------  -------------
Loss from operations                                (113,400)        (1,000)

Other income:
  Interest income                                       4,000             --
Net loss before income taxes                        (109,400)        (1,000)

Income tax expense:
  Current federal                                       3,700             --
  Deferred federal                                         --             --
                                                -------------  -------------
                                                        3,700             --
                                                -------------  -------------
Net loss                                        $   (113,100)  $     (1,000)
                                                =============  =============
Loss per common share                           $      (.024)  $     (10.00)
                                                =============  =============
Weighted average number of common                   4,784,536            100
shares outstanding                              =============  =============










 The Notes to Financial Statements are an integral part of these statements


/36/


OneCap

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999



                        Common Stock    Additional  Accumulated  Stockholders'
                        ------------     paid-in      deficit       equity
                                         capital
                                        ----------  -----------  -------------
                       Shares  Amount
Balance, June 7, 1999      -- $    --   $       --  $        --    $        --
(Inception)

Issuance of shares        100      --       19,600           --         19,600

Net loss                   --      --           --      (1,000)        (1,000)
                       ------ -------  -----------  -----------  -------------
Balance, June 30, 1999    100      --       19,600      (1,000)         18,600

November 1, 1999,   6,937,400   6,900           --           --          6,900
issuance of shares

May, 2000 issuance  1,874,118   1,900      402,900           --        404,800
of shares

Services contributed       --      --      108,000           --        108,000
by stockholders

Net loss for the year      --      --           --    (113,100)      (113,100)
ended June 30, 2000
                      ------- -------  -----------  -----------  -------------
Balance, June 30,   8,811,618 $ 8,800  $   530,500  $ (114,100)  $     425,200
2000













 The Notes to Financial Statements are an integral part of these statements


/37/


OneCap

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

                                                        Year         Period
                                                        Ended        Ended
                                                    June 30,2000 June 30, 1999
                                                    ------------ -------------
Cash flows from operating activities:
Net loss                                            $  (113,100) $     (1,000)
    Changes to net loss not requiring cash outlays:
      Services contributed by stockholders               108,000            --
Depreciation and amortization                              8,200            --
    Changes in:
Accounts receivable                                        2,700            --
Accounts payable and other liabilities                   100,400         1,000
      Income tax receivable                              (1,900)            --
                                                    ------------ -------------
Net cash provided by operating activities                104,300            --
                                                    ------------ -------------
Cash flows from investing activities:
Additions to property and equipment                     (24,000)            --
                                                    ------------ -------------
Net cash used in investing activities                   (24,000)            --
                                                    ------------ -------------
Cash flows from financing activities:
    Issuance of stock                                    411,700           200
                                                    ------------ -------------
    Net cash provided by financing activities            411,700           200
                                                    ------------ -------------
    Net increase in cash                                 492,000           200
Cash at beginning of period                                  200            --
                                                    ------------ -------------
Cash at end of period                               $    492,200 $         200
                                                    ============ =============
Supplemental disclosure of cash flow information:
    Cash paid for income taxes                      $      3,700 $          --
                                                    ============ =============
Schedule of noncash activities:
  Contribution of assets (Note 2):
      Property and equipment                        $         -- $      15,500
      Accounts receivable                                     --         3,200
      Intercompany receivables                                --           700
                                                    ------------ -------------
      Additional paid in capital                    $         -- $      19,400
                                                    ============ =============
      Services contributed by stockholders          $    108,000 $          --
                                                    ============ =============

   In May, 2000, the Company issued 214,918 shares of restricted common stock to Campbell Mello Associates for services rendered.



 The Notes to Financial Statements are an integral part of these statements


/38/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999


1.   Summary of significant accounting policies:

  Organization and nature of business:

  OneCap (the "Company") was incorporated in the State of Nevada on June 7, 1999 to serve as a loan and real estate broker for residential and commercial loan and real estate transactions. The majority of the Company's revenues are derived from doing business with related entities. The Company is authorized to issue 20,000,000 shares of common stock with a par value of $.001 and 5,000,000 shares of preferred stock with a par value of $.001.

  In June, 1999, the Company issued 100 shares of common stock, no par value, in exchange for cash and other assets totaling $19,600. (See note 2). On November 1, 1999, the Articles of Incorporation were amended to increase the number of authorized shares of Common Stock to 20,000,000 with a par value of $.001 and to authorize 5,000,000 shares of Preferred Stock with a par value of $.001. On November 2, 1999, the 100 shares of Common Stock outstanding with no par value were exchanged for 100 shares of Common Stock with a par value of $.001 and an additional 6,937,400 shares of Common Stock with a par value of $.001 were issued for $6,900.

  In May, 2000, the Company issued an additional 1,659,200 shares of common stock through an offering in the State of Nevada. The stock was offered at $.25 per share and the maximum shares of the offering was 2,000,000 shares. The net proceeds to the Company after issuing costs of $10,000 was $404,800. In connection with the offering, the Company issued 214,918 restricted shares of common stock to Campbell Mello Associates ("CMA") for services rendered. The offering was pursuant to Section 4(2) of the Securities Act of 1933.

  There have been no other issuances of common or preferred stock.

  The Company uses the accrual method of accounting.  The
   Company has adopted June 30 as its fiscal year end.

  Cash and cash equivalents:

  The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.





 The Notes to Financial Statements are an integral part of these statements


/39/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999


1.   Summary of significant accounting policies (continued):

  Earnings per share:

  Earnings per share was computed by dividing the net income by the weighted average number of common shares outstanding.

  Use of estimates in preparation of financial statements:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Advertising costs:

  Advertising costs are charged to expense as incurred.
   Advertising expenses were $77,100 and $0 for the year ended
   June 30, 2000, and for the period from June 7, 1999
   (inception) to June 30, 1999, respectively.

  Recognition of loan origination fees:

  Loan origination fees are recognized upon the closing of a loan, which occurs after all significant services have been performed.

  Income taxes:

  Effective November 5, 1999, the Company revoked its S election and elected not to have the pro rata allocation of S corporation items under IRC Section 1362 (e)(2) apply to the S termination year. Prior to November 5, 1999, the Company was treated as an S Corporation for Federal income tax purposes. As an S Corporation, the Company passes through the taxable income and losses to its stockholders each year as recognized, and thus pays no corporate income tax itself.






 The Notes to Financial Statements are an integral part of these statements


/40/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

1.   Summary of significant accounting policies (continued):

  Property and equipment:

  Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally on the accelerated and straight-line methods over the estimated useful lives of the assets.

  The cost of maintenance and repairs is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

2.   Related party transactions:

  a.   Revenues:

     The majority of the Company's revenues are derived from commercial loan closings for related entities in which one stockholder has an ownership interest and loans processed for buyers in Southern Nevada who purchase homes developed by Pacific Homes and other related entities under common control. During the year ended June 30, 2000, three transactions accounted for 38% of gross revenues.

  b.   Office space:

     The Company leases office space from an affiliated partnership on a month-to-month basis. The total rent paid for office space was $44,200 and $0 for the year ended June 30, 2000 and for the period from June 7, 1999
      (inception) to June 30, 1999, respectively.

  c.   Contribution of assets:

     During the period ended June 30, 1999, one stockholder of the Company contributed net assets totaling $19,600 to the Company as follows:

       Petty cash                                      $     200
       Accounts receivable                                 3,200
       Furniture and equipment                            15,500
       Intercompany receivables                              700
                                                       ---------
                                                       $  19,600
                                                       =========

 The Notes to Financial Statements are an integral part of these statements


/41/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

2.   Related party transactions (continued):

 d.   Services contributed by stockholders:

   During the year ended June 30, 2000, two stockholders contributed their services, valued at $108,000, to the Company. Mr. Steven Molasky, CEO contributed services valued at $48,000 and Mr. Vince Hesser, President, contributed services valued at $60,000. Mr. Molasky spent approximately 8 hours per week (or 20%) and Mr. Hesser spent approximately 20 hours per week (or 50%) of their working time on OneCap business. The Company estimates the annual full-time fair value compensation to be $240,000 for the CEO and $120,000 for the President. Based upon these assumptions, services contributed by the CEO and President would be $48,000 ($240,000 x 20%) and $60,000 ($120,000 x
     50%), respectively. The values were determined based upon the Company's estimates of a reasonable compensation package for this type of Company and position.

3.   Property and equipment:

  Property and equipment at June 30, 2000 consisted of the following:

        Computer equipment                             $  26,800
        Computer software                                  4,900
        Furniture and equipment                            7,800
                                                       ---------
                                                          39,500
        Less accumulated depreciation                      8,200
                                                       ---------
                                                       $  31,300
                                                       =========

  Depreciation expense for the year ended June 30, 2000 was $8,200.

4.   Commitments and contingencies:

  Concentration of credit risk:

  In the normal course of business, the Company maintains cash at a financial institution in excess of federally insured limits.

  Employee benefit plan:

  The Company adopted a retirement savings plan for its employees under Section 401(k) of the Internal Revenue Code. The plan allows employees of the Company to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. The Company matches 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.


/42/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

5.   Stockholders' equity:

  Restricted shares of common stock:

  7,356,418 of the total shares of common stock outstanding are restricted.

  Preferred stock:

  The Board of Directors has the authority to issue the preferred stock, the terms of which (including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences) may be fixed by the Board at its sole discretion. The holders of the Company's common stock will not be entitled to vote upon such matters. No shares of preferred stock of any series are outstanding and the Board of Directors has no present intention to issue any such shares. Shares of preferred stock issued in the future could have conversion rights, which may result in the issuance of additional shares of common stock, which could dilute the interest of the holders of common stock. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the common stock. Additionally, such shares could have dividend, redemption or other restrictive provisions.

  Warrants and options:

  There are no warrants or options outstanding to acquire any additional shares of common stock.

  Capital contributions:

  As discussed in Note 2, during the year ended June 30, 2000, two stockholders contributed their services as CEO and President. The Company included the compensation expense in general and administrative expenses with a corresponding increase in additional paid-in-capital.

6.   Subsequent events:

  On July 27, 2000, the Company adopted a stock option plan for a maximum of 1,250,000 shares of common stock.

  On July 9, 2000, the Company entered into an operating lease agreement for corporate office space in Las Vegas, Nevada. The lease commences on August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Monthly payments are $19,800 with 4% annual increases each year on October 1. In connection with the lease, the Company entered into a sub-lease agreement with Pacific Properties and Development, LLC, a company under common control. The sub-lease commences August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Under the agreement, the Company will receive $9,900 per month with 4% annual increases each year on October 1.

 The Notes to Financial Statements are an integral part of these statements


/43/


                                   Part III

Item 1.        Index to Exhibits

Exhibit  Name and/or Identification of Exhibit
Number

3        Articles of Incorporation & By-Laws

           a.  Articles of Incorporation of the           Rendered as
               Company filed June 7, 1999                 Previously Filed

           b.  By-Laws of the Company adopted             Rendered as
               June 7, 1999                               Previously Filed

10       Material Contracts

           a.  Client Information Form/Agreement with     Rendered as
               Factual Data of Nevada, signed             Previously Filed
               April 18, 2000

           b.  Service Agreement with Executive           Rendered as
               Reporting Services, signed                 Previously Filed
               September 15, 1999

           c.  Mortgage Broker Agreement with Fleet       Rendered as
               Mortgage Corporation, signed               Previously Filed
               October 1, 1999

           d.  Broker Agreement with Greenpoint           Rendered as
               Mortgage Funding, Inc., signed             Previously Filed
               February 25, 2000

           e.  Wholesale Lending Agreement with           Rendered as
               Interfirst, a division of ABN Amro         Previously Filed
               Mortgage Corporation, signed
               October 8, 1999

           f.  Loan Broker Agreement with Irwin           Rendered as
               Mortgage Corporation,                      Previously Filed
               signed October 14, 1999

           g.  Broker Agreement with North American       Rendered as
               Mortgage Company, signed March 3, 2000     Previously Filed

           h.  Advertising Agreement with "The House      Rendered as
               Detective," dated December 20, 1999        Previously Filed

           i.  Advertising Agreement with "The Home       Rendered as
               Show," dated February 10, 2000             Previously Filed

           j.  Advertising Agreement with "Here is        Rendered as
               Las Vegas," dated October 13, 1999         Previously Filed

           k.  Advertising Agreement with "Southern       Rendered as
               Nevada Homes Magazine," dated              Previously Filed
               April 5, 2000

           l.  Advertising Agreement with the             Rendered as
               Las Vegas Chamber of Commerce              Previously Filed
               Relocation Guide, dated May 22, 2000

           m.  Advertising Agreement with "Homes and      Rendered as
               Living," dated February 9, 2000            Previously Filed

           n.  Sublease Agreement with Sierra Pacific     Rendered as
               Energy Corporation, dated July 9, 2000     Previously Filed

23    Consent of Experts and Counsel

           Consents of independent public accountants     Rendered as
                                                          Previously Filed

99    Additional Exhibits

           Stock Option Plan adopted by the Board         Rendered as
           of Directors on July 27, 2000                  Previously Filed


/44/


                           SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                             OneCap
--------------------------------------------------------------------
                          (Registrant)


Date:  February 20, 2001
       -----------------


By:  /s/ Vincent W. Hesser
     ---------------------
     Vincent W. Hesser, President


/45/